                                                                       EXHIBIT 1

                                                                   EXECUTED COPY

                           BCE TELECOM INTERNATIONAL
                          1000, RUE DE LA GAUCHETIERE
                                MONTREAL, QUEBEC
                                 CANADA H3B 4Y8

                                                                December 2, 1993

Glenn R. Jones

Jones International, Ltd.

Jones Intercable, Inc.
9697 East Mineral Avenue
Englewood, Colorado 80155-3309

Dear Sirs:

         This will confirm our understanding with respect to the transactions described in the attached term sheets (the "Term Sheets"). The Parties acknowledge that the transactions described in the Term Sheets have been approved by the respective Boards of Directors of BCE Telecom International ("Purchaser"), Jones International, Ltd. ("International") and Jones Intercable, Inc. (the "Company"), subject to the negotiation of mutually acceptable definitive agreements and satisfactory completion of due diligence by Purchaser. For purposes of this letter agreement, "Parties" means Purchaser, International, the Company and Glenn R. Jones ("Jones").

         1. Each of the Parties agrees to use its respective reasonable best efforts to negotiate definitive agreements based on the Term Sheets. Such definitive agreements shall cover all of the transactions contemplated by all of the Term Sheets and no definitive agreement shall become effective unless all of the definitive agreements contemplated by all of the Term Sheets shall have been entered into and become effective. As soon as practicable following the execution of this letter, the relevant reporting entities will file a Notification and Report Form with the Federal Trade Commission and the Department of Justice in accordance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

         2. The Company and International acknowledge that Purchaser is entitled to conduct its own due diligence review of the business conducted by the Company and Jones Spacelink, Ltd. ("Parent") and agree to afford to Purchaser and its representatives full and complete access to such material as will enable them to investigate the accuracy of financial data and other information provided by or on behalf of the Company or Parent. Any such investigations by the Purchaser and its representatives will be conducted so as not to unreasonably disrupt the business operations of the Company or Parent. Purchaser acknowledges that the confidentiality agreements executed prior to the date hereof will remain in full force and effect.

         3. Subject to paragraph 4, during the Term (as defined in paragraph 12 below) none of the Company, International, any Affiliated Entity and the officers, directors, employees or other agents of the Company, International and any Affiliated Entity, and the employees or agents of Jones (collectively, the "Blackhawk Persons") will, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal (as defined below) or (ii) subject, in the case of the Company, to the fiduciary duties of the Board of Directors of the Company under applicable law as advised by counsel to the Company, with a view to pursuing an Acquisition Proposal with any person (x) engage in negotiations with, or (y) disclose any nonpublic information relating to the Company, Parent or any entity controlled or more than 50% owned by the Company or Parent (a "Subsidiary") to, or (z) afford access to the properties, books or records of the Company, Parent or any Subsidiary to, any such person or its directors, officers, employees or agents. The Company and International will promptly notify Purchaser after receipt by a Blackhawk Person of (A) any Acquisition Proposal or (B) actual notice that any person is giving serious consideration to making an Acquisition Proposal or (C) any request for nonpublic information relating to the Company, Parent or any Subsidiary or for access to the properties, books or records of the Company, Parent or any Subsidiary by any person that a Blackhawk Person reasonably believes is considering making or has made, an Acquisition Proposal and will keep Purchaser fully informed of the status and details of any such Acquisition Proposal, notice or request. Nothing in this paragraph 3 shall prevent a Blackhawk Person from discussing, negotiating and otherwise pursuing transactions that will involve the acquisition by the Company of businesses that are in the same line of business as the Company. For purposes of this letter of intent, (A) "Acquisition Proposal" means a bona fide offer or proposal for, or indication of interest in, a merger or other business combination involving the Company, Parent or any Subsidiary or the acquisition of any equity interest in, or a substantial portion of the assets of, the Company, Parent or any Subsidiary, other than the transactions contemplated by the Term Sheets and this letter of intent and other than the Company/Parent Business Combination (as defined in paragraph 11 below), and (B) "Affiliated Entity" means any entity controlled or more than 50% owned, directly or indirectly, by Jones or International, other than the Company, Parent and the Subsidiaries. In no event will International be liable under this paragraph 3 for amounts in excess of $5,000,000 in the aggregate.

         4. The Company acknowledges that its business plan does not anticipate any need to raise equity financing during the Term. If during the Term the Company believes that its sources of funds may be insufficient to meet its projected cash requirements, the Company will discuss potential sources of financing to fund such projected shortfall. If after such discussions the Company reasonably believes that equity financing is its preferred alternative, the Company may sell up to 1,500,000 shares of Class A Common Stock, provided that prior to any such sale it first offers such shares to Purchaser. Purchaser's initial investment in the Company will be reduced by the number of any shares purchased pursuant to this paragraph 4.

         5. During the Term, each of International and Jones agree (i) not to directly or indirectly sell, pledge or otherwise dispose of Class B Common Stock in Parent or Common Stock in the Company, (ii) not to directly or indirectly enter into any proxy or voting arrangement with respect to any equity securities of Parent or Company or vote shares in either entity in any manner inconsistent with the transactions contemplated by the Term Sheets,
(iii) to use reasonable best efforts to cause Parent not to sell, pledge or otherwise dispose of its shares of Common Stock in the Company, or enter into any proxy or voting arrangement with respect to such shares or vote such shares in any manner inconsistent with the transactions contemplated by the Term Sheets (except in each case pursuant to the Company/Parent Business Combination) and (iv) not to enter into any agreement with respect to the foregoing.

         6. During the Term, Jones, International and the Company will use reasonable efforts to keep Purchaser informed as to material developments affecting the business of the Company and Parent.

         7. None of the Parties shall issue (or allow their affiliates to issue) any press release or make any public statement with respect to this letter of intent or the transactions contemplated hereby without the consent of the other parties hereto, except as may be required by applicable law, listing agreement with any securities exchange or similar agreement or requirement, in which case the parties hereto shall consult on the content of any such disclosure prior to its public dissemination.

         8. The Company agrees that in the event it enters into an agreement relating to a Material Financing Transaction prior to 45 days after the termination of the Term, the Company will pay to Purchaser an amount in cash equal to $5,000,000. "Material Financing Transaction" means any transaction pursuant to which (i) the Company issues (or is obligated to issue pursuant to the terms of a convertible or similar security) more than 1,000,000 shares of its common stock at a price greater than $27.50 per share (not including any shares issued pursuant to paragraph 4), (ii) the Company sells substantially all of its assets to a third party, or (iii) the Company consummates a merger, recapitalization, restructuring or other business combination involving the Company pursuant to which any class of common stock of the Company is valued at a price greater than $27.50 per share.

         9. Jones and International agree that in the event they or any of their affiliates enter into an agreement relating to a Material Sale Transaction prior to 45 days after the termination of the Term, International (but not Jones) will pay, or cause to be paid, to Purchaser an amount in cash equal to $5,000,000, provided that in no event will Purchaser be entitled to receive more than one payment pursuant to this paragraph and the immediately preceding paragraph. "Material Sale Transaction" means any transaction pursuant to which International, Parent or Jones, directly or indirectly, sell, or agree to sell, or grant an option or similar right with respect to, or enter into any voting arrangement with an unaffiliated party covering, either (x) a majority of the outstanding shares of Common Stock of the Company or (x) a majority of the outstanding shares of Class B Common Stock of Parent.

         10. During the Term, none of Purchaser or any entity controlled or more than 50% owned, directly or indirectly, by Purchaser, and the officers, directors, employees or other agents of Purchaser or any such entity will, directly or indirectly, (i) take any action to solicit, initiate or encourage any Cable Acquisition Proposal (as defined below) or (ii) with a view to pursuing a Cable Acquisition Proposal with any person, engage in negotiations, or exchange information, with any such person or its directors, officers, employees or agents. Purchaser will promptly notify the Company after receipt by it of (A) a Cable Acquisition Proposal or (B) actual notice from a third party that it is seriously considering making or is interested in receiving a Cable Acquisition Proposal. Purchaser will keep the Company fully informed of the status and details of any such Cable Acquisition Proposal or notice. For purposes of this paragraph 10, "Cable Acquisition Proposal" means any bona fide offer or proposal for, or indication of interest in, (x) a merger or other business combination involving Purchaser (or any entity controlled or more than 50% owned by Purchaser) and any of the companies listed on Schedule I hereto or any entity controlled or more than 50% owned by any such companies or (y) the acquisition of any equity interest in, or a substantial portion of the assets of, any such companies or entities.

         11. The Term Sheets and this letter of intent are only statements of intent and do not constitute a contractual commitment of the parties hereto or an agreement to enter into a contractual commitment. This letter of intent and the Term Sheets do not address all matters upon which agreement must be reached in order to enter into definitive agreements or consummate the transactions contemplated by the Term Sheets. A binding commitment with respect to such transactions will be set forth only in definitive agreements mutually acceptable to the parties hereto, which agreements will not be entered into until after the proposed asset purchase transaction between Company and Parent (the "Parent/Company Business Combination") has been approved by the Board of Directors of each company, and the definitive agreement covering such transaction has been executed. The Parties agree that the definitive agreements which are the subject of this letter of intent will provide that no party shall be obligated to consummate the transactions covered by such agreements if the Parent/Company Business Combination shall not have been completed on the terms set forth in the definitive agreement covering such transaction. Notwithstanding the foregoing, the provisions of this letter of intent set forth in paragraphs 2 through 15 hereof are intended to be binding on the parties hereto.

         12. This letter of intent terminates on the earliest of (i) February 18, 1993, (ii) the execution and delivery of definitive agreements and
(iii) the mutual agreement of the Parties to terminate this letter agreement. For purposes of this letter agreement, "Term" means the period from the date hereof to the termination of this letter agreement.

         13. This letter of intent shall be governed by the laws of the State of Colorado without regard to its conflict of law rules.

         14. Except as otherwise specified herein and in the Term Sheets, all costs and expenses incurred in connection with the transactions contemplated hereby shall be paid by the Party incurring such costs or expenses.

         15. This letter of intent may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         If the foregoing properly sets forth our understanding, please so indicate by signing a copy of this letter in the space provided below and returning such copy us.

                                        Very truly yours,

                                        BCE TELECOM INTERNATIONAL


                                        By: /s/ DEREK H. BURNEY
                                            Name:  Derek H. Burney
                                            Title: Chairman and
                                                   Chief Executive Officer

                                        By: /s/ DANIEL E. SOMERS
                                            Name:  Daniel E. Somers
                                            Title: Senior Vice-President and
                                                   Chief Financial Officer

ACCEPTED AND AGREED:

JONES INTERCABLE, INC.


By: /s/ ELIZABETH M. STEELE
    Name:  Elizabeth M. Steele
    Title: Vice President and
           General Counsel


JONES INTERNATIONAL, LTD.

By: /s/ GLENN R. JONES
    Name:  Glenn R. Jones
    Title: Chairman and
           Chief Executive Officer


Only as to paragraphs 1, 5, 6, 7 and 9

/s/ GLENN R. JONES
Glenn R. Jones

                                                                      SCHEDULE I

                                                                BASIC
MSO (MULTIPLE SYSTEM OPERATOR)                               SUBSCRIBERS
- ------------------------------                               -----------
Tele-Communications, Inc. (TCI)                              10,171,000
Time Warner Cable                                             7,070,000
Continental Cablevision, Inc.                                 2,913,000
Comcast Corporation                                           2,647,000
Cablevision Systems Corporation                               2,070,000
Cox Cable Communications                                      1,729,000
Newhouse Broadcasting Corporation                             1,353,000
Cablevision Industries, Inc.                                  1,299,000
Times Mirror Cable Television                                 1,194,000
Adelphia Communications                                       1,183,000
Falcon Cable TV                                               1,099,000
Viacom Cable                                                  1,083,000
Sammons Communications, Inc.                                    979,000
Century Communications Corp.                                    919,000
Crown Media, Inc.                                               823,000
Colony Communications, Inc.                                     765,000
TeleCable Corporation                                           699,000
Scripps Howard Cable                                            678,000
TKR Cable                                                       608,000
Lenfest Group                                                   591,000
KBLCOM, Inc. (Houston Industries)                               589,000
InterMedia Partners                                             537,000
Prime Cable                                                     520,000
Post-Newsweek Cable, Inc.                                       478,000
TCA Cable TV, Inc.                                              469,000
Tele-Media Corporation                                          453,000
Womelco Cable Corp.                                             428,000
Madison Hunter Cable TV                                         421,000
Multimedia Cablevision                                          411,000
Rifkin & Associates, Inc.                                       366,000
Triax Communications Corp.                                      334,000
Western Communications, Inc.                                    318,000
C-TEC Cable                                                     257,000


                                                                           FINAL
                                                                DECEMBER 1, 1993

                                   TERM SHEET
                                      FOR
                                SHAREHOLDER AND
                                OPTION AGREEMENT

VOTING Each of BCETI and Jones will take all action as may be required to vote for all of their respective nominees to the Board of Directors.

RIGHT TO PURCHASE                 Subject to terms and conditions set forth
COMMON STOCK OF                   below, at any time between the seventh and
BLACKHAWK                         eighth anniversary of the closing, Investor
                                  will have the right (the "Control Option") to purchase from Chairman/CEO and International
                                  (collectively, the "Grantors"), all of the shares of Common Stock of Blackhawk (the
                                  "Optioned Shares") and all options on shares of Common Stock of Blackhawk (the "Optioned
                                  Options"), in each case owned by the Grantors after consummation of the proposed transaction between Blackhawk and its immediate Parent. The parties understand that the Control Option will cover (i) approximately 2,500,000 Optioned Shares and
                                  (ii) Optioned Options exercisable into
                                  approximately 600,000 shares of Common Stock.
                                  The Optioned Shares and the Optioned Options are referred to herein as the "Optioned
                                  Securities".

                                  At the time Grantors grant the Control
                                  Option, which is anticipated to be
                                  immediately following consummation of the proposed asset purchase transaction between Blackhawk and its immediate Parent, Investor will pay to Grantors an amount in cash equal to (i) $20.00 for each Optioned Share and
                                  (ii) for each Optioned Option, the product of
                                  (A) the number of shares of Common Stock covered by such Optioned Option and (B) the difference between $20.00 and the exercise price of such Optioned Option. Such amount shall not be applied to the purchase price for the Optioned Securities described below. Such right will be non-assignable (except as otherwise contemplated herein), may only be exercised in full, and failure to exercise such right before the eighth anniversary of the closing shall result in termination of this option.

                                  1.       In the event of death or
                                           incapacitation (an "Event") of
                                           Chairman/CEO, Investor shall have
                                           the immediate right to purchase the
                                           Optioned Securities. Such right
                                           shall be effective for a period of
                                           nine months following an Event,
                                           after which period Investor's right
                                           to purchase the Optioned Securities
                                           shall terminate.

                                  2.       In the event the Chairman/CEO
                                           resigns from the Company, Investor
                                           will have the immediate right to
                                           purchase the Optioned Securities.
                                           Such right shall be effective for a
                                           period of three months following the
                                           date of such resignation. The
                                           failure of Investor to exercise its
                                           right during such three month period
                                           will not terminate the option.

                                  3.       At any time after the fifth
                                           anniversary of the closing, the
                                           Grantors may request that Investor
                                           exercise its right to purchase the
                                           Optioned Securities. Investor shall
                                           then have a period of six months to
                                           exercise its right, after which
                                           period Investor's right to purchase
                                           the Optioned Securities shall
                                           terminate.

PURCHASE PRICE                    The purchase price per share for each of the
PER SHARE                         Optioned Shares will be equal to the sum of:

                                        (i) the product of two-thirds and the
                                  Option Price on the Trigger Date; plus

                                        (ii) the product of one-third and 120%
                                  of Fair Market Value on the Trigger Date.

                                  The purchase price for each share covered by an Optioned Option shall be equal to the price per share paid for the Optioned Shares.

                                  The purchase price shall be payable in cash or, by mutual agreement, in shares of Investor's Parent or ultimate Parent.

                                  "Fair Market Value" means the average of the reported closing prices during the 30 day period immediately preceding the Trigger Date for Class A Shares. If no liquid public market for the Class A Shares exists, then Fair Market Value shall be determined by appraisal pursuant to an agreed process.

                                  "Option Price" has the meaning set forth in
                                  Schedule I.

                                  "Trigger Date" means (i) the date of an Event in the case of paragraph 1, (ii) the date Chairman/CEO resigns in the case of paragraph 2, (iii) the date Grantors deliver a request notice in the case of paragraph 3, (iv) the date Investor delivers an exercise notice in the case of an exercise by it after the seventh anniversary, and (v) in the case of a purchase of Class A Shares because of a Change in Law, the date Investor delivers the Offer Notice (as defined in the next paragraph).

CHANGE IN LAW                     If a Change in Law (to be defined) requires,
                                  directly or indirectly, Investor to divest the Control Option, or would prevent Investor from exercising the Control Option, the Control Option will become transferable on the terms and conditions described herein, provided that this provision will not apply if it was triggered by the entry by Investor
                                  (or its affiliates) into a new line of
                                  business. In any such event, if Investor elects to dispose of the Control Option and its Class A Shares, Investor and Grantors will use reasonable efforts to identify a suitable partner to purchase the Control
                                  Option and the Class A Shares held by
                                  Investor. Investor will give Grantors written notice of such election (the "Offer Notice").

                                  Prior to transferring the Control Option to a third party, Investor will first offer the Control Option to Grantors at a specified price. Grantors will then have nine months to decide whether to purchase the Control Option. If Grantors elect to purchase the Control Option, they may also elect to purchase all (but not less than all) of the shares of common stock of Blackhawk then held by Investor at a price per share equal to Fair Market Value. In the event Grantor elects not to purchase the Control Option, Investor has a period (to be agreed) during which it may sell the Control Option to a third party at a price not less than 95% of the offering price to Grantors, provided that Investor will consult with Jones before making any such sale and consider Jones' views as to the suitability of potential purchasers.

RIGHT TO PURCHASE                 Investor acknowledges that Grantors own a
CLASS A COMMON                    number of shares of Class A Common Stock
STOCK OF BLACKHAWK                of Blackhawk (the "Class A Shares"), which
                                  Grantors may wish to sell over time. Subject to the terms and conditions described below, until the eighth anniversary of the Closing
                                  Date, Grantors may not sell any Class A
                                  Shares without first offering such Class A
                                  Shares to Investor.

                                        (i)     Grantors may sell up to 15,000
                                  Class A shares in any calendar month, without any obligation to offer such Class A Shares to Investor.

                                        (ii)    If a Grantor wishes to sell any
                                  Class A Shares in a transaction not described in paragraph (i), such Grantor will first offer such Class A Shares to Investor. Grantor shall first deliver a written offer notice to Investor specifying the number of Class A Shares offered for sale (the "Offered Shares") and the average of the closing bid and asked prices for the Class A Shares as of the last business day preceding the day the offer notice is delivered (the "Offered Price"). Investor will have 24 hours to decide whether to purchase the Offered Shares at the Offered Price, provided that Investor will have five business days to make such determination if the aggregate purchase price of the Offered Shares, together with any other amounts paid by Investor to the Grantors pursuant to this paragraph (ii) during the immediately preceding 30 days, exceeds $10,000,000.

                                  If Investor fails to deliver a written
                                  purchase notice to a Grantor within the time periods described in paragraph (b), such Grantor is free to sell the Offered Shares in open market transactions or private transactions to any company or individual not primarily engaged in North American cable television or North American telecommunications businesses.

                                  Investor shall have five business days to close the purchase of Offered Shares, except that such period will be extended to 30 days in the case of offers for which Investor has five business days to respond. The purchase price shall be payable in cash or, by mutual agreement, in shares of Investor's Parent or ultimate parent.

                                  In no event will Grantors be permitted to sell more that 900,000 Class A Shares in any 12 month period without Investor's consent. If Grantors wish to sell more than 900,000 Class A Shares in any 12 month period for tax or estate planning purposes or for other unanticipated bona fide liquidity needs, Grantors, Investor and the Company will use reasonable efforts to develop a plan of orderly disposition that takes into account the Company's projected offerings of equity securities during such 12 month period, if any.

PURCHASE OF SHARES                If Investor decides to purchase more than
BY INVESTOR                       15,000 Class A Shares in any calendar month,
                                  Investor will first give Grantors the
                                  opportunity to sell Class A Shares. Grantors will have 48 hours to respond pursuant to procedures similar to those described above.

                                   SCHEDULE I

The Option Price on any Trigger Date will be based on the following table:

       ANNIVERSARY
          OF THE
       CLOSING DATE                  BASE PRICE
       ------------                  ----------
            0                          $30.00
            1                           40.32
            2                           45.16
            3                           50.58
            4                           56.65
            5                           63.44
            6                           71.06
            7                           79.58
            8                           89.13


The Option Price will equal the sum of:

         (i) the Base Price on the anniversary of the Closing Date immediately preceding the Trigger Date, and

         (ii) a pro rata portion of the difference between such Base Price and the Base Price on the immediately succeeding anniversary of the Closing Date.

The Base Price will be reduced by the amount of any special dividends paid or declared by the Company to Grantors prior to the purchase of the Optioned Securities.

                                                                           FINAL
                                                                DECEMBER 1, 1993

                                   TERM SHEET
                                      FOR
                            STOCK PURCHASE AGREEMENT
                                    BETWEEN
                              BCETI AND BLACKHAWK

INITIAL                           At Closing, BCETI (the "Investor") will
TRANSACTIONS                      purchase (i) 8,400,000 shares of Class A
                                  Common Stock (the "Class A Shares") of
                                  Blackhawk (the "Company") and (ii) a number of Class A Shares equal to 30% of the Class A
                                  Shares issued pursuant to the proposed asset purchase transaction with the Parent of Blackhawk (approximately 1,600,000 Class A
                                  Shares).

                                  The purchase price for these initial
                                  investments will be $27.50 per Class A Share.

INVESTMENT                        In addition to the initial transactions
COMMITMENT                        described above, Investor will subscribe for
                                  30% of any shares sold pursuant to subsequent equity offerings by the Company, provided that this subscription obligation will terminate when the aggregate amount of Investor's purchases of equity securities from the Company (including the approximately
                                  10,000,000 Class A shares purchased pursuant to the initial investments) equals $400 million.

PRE-EMPTIVE                       Investor will have the right to maintain its
RIGHTS                            then percentage equity interest in the case
                                  of all issuances by the Company of equity securities (other than routine grants of stock options and related issuances).

REGISTRATION                      Investor will have customary demand
RIGHTS                            registration rights with respect to any
                                  equity securities of Blackhawk purchased from time to time.

STANDSTILL                        Investor will agree to vote all equity
AGREEMENT                         securities of the Company held by it in favor
                                  of the Company's nominees to the Board of Directors. Without the written consent of the Company, in no event will Investor solicit proxies with respect to the Company's equity securities, become a participant in any election contest or join any group seeking to acquire, hold or dispose of equity securities of the Company.

BOARD                             The Board of Directors of the Company will
REPRESENTATION                    initially have ten directors, elected as
                                  follows:

                                        (i)     six directors will be nominated
                                  by Glenn Jones and Jones International, Ltd.
                                  (collectively, "Jones"), one of which will not be affiliated with Jones,

                                        (ii)    three directors will be
                                  nominated by Investor, and

                                        (iii)   one unaffiliated director will
                                  be nominated jointly by Investor and Jones.

                                  Each of Investor, Jones and the Company will use all reasonable efforts to elect the foregoing nominees to the Board. If the holders of the Class A Shares elect three directors that are not nominated by Company,
                                  (i) five of the seven remaining directors will be nominated by Jones and two by Investor and (ii) at Jones' option, the Board of Directors may be increased to twelve, in which case seven of the directors to be nominated by holders of Common Stock will be nominated by Jones and two by Investor. The Board of Directors will have an executive committee, audit committee and compensation committee and Investor will have not less than one director on each such committee. Investor undertakes, to the extent permitted by law, to vote its shares in the Company and direct its nominees to the Board so as to insure that the directors nominated by Jones will represent at least a majority of the members of the Board.

CONSENT RIGHTS                    Investor to have the right of consent to the
                                  following actions by the Company:

                                          (i)   the authorization or issuance
                                  of equity securities (including stock splits and stock dividends, but other than routine grants of stock options and related issuances),

                                         (ii)   any amendments to the Articles
                                  of Incorporation or By-Laws of the Company,

                                        (iii)   the placement of new long-term
                                  indebtedness exceeding in any single case
                                  $100,000,000 and $200,000,000 in the
                                  aggregate, but excluding bank credit
                                  arrangements entered into from time to time to finance general corporate purposes having a principal amount not exceeding $500,000,000,

                                         (iv)   the acquisition or sale of any
                                  cable television system having a purchase price exceeding $50,000,000 in any single case and $250,000,000 in the aggregate for acquisitions and $250,000,000 in the aggregate for sales,

                                          (v)   the acquisition or sale of any
                                  Business (as defined below) (other than a cable television system) having a purchase price exceeding $5,000,000 in any single case and $50,000,000 in the aggregate for acquisitions and $50,000,000 in the aggregate for sales,

                                         (vi)   the entry by the Company into a
                                  line of business other than a Business,

                                        (vii)   the taking of any action that
                                  would reasonably be expected to, as a result of a law or regulation, (x) require Investor to divest any of its equity interest in the Company or (y) prevent the Investor from obtaining control of the Company, or

                                       (viii)   the sale of substantially all of
                                  the assets of the Company, a liquidation, a merger where the Company is not the surviving corporation and such other fundamental changes as agreed by the parties.

CONSULTATION                      The Company will regularly advise and
ON BUSINESS                       consult with Investor in respect of its
STRATEGIES                        strategic, operating and financial plans,
                                  including plans for system acquisitions and sales (both as they relate to managed limited partnerships and third party transactions);
                                  equity, debt, joint venture and other
                                  financing strategies; business plans for operations, marketing and technology deployment; and personnel, compensation and related decisions. Each year, management of the Company will present to the Board of Directors for approval a business plan including the elements described above.

SCOPE OF                          Investor and Jones recognize that the cable
RELATIONSHIP                      television and telecommunications businesses
                                  are rapidly evolving. The parties will consult with each other regarding possible new converging business segments and markets, such as the delivery of value added, inter-exchange and wireless services.

OBLIGATION TO                     Each of BCETI and Jones will have an
REFER BUSINESS                    obligation to refer, and will cause
OPPORTUNITIES                     entities owned or controlled by them to
                                  refer, to the Company business opportunities in (A) any Business described in paragraphs
                                  (i), (ii) and (iii) of the definition, (B) any business that has a fair market value less than the then market capitalization of the Company and is primarily engaged in wireline local exchange communications businesses in geographic markets in the United States where the Company does not own or operate a cable television or wireline local exchange communications business, and
                                  (C) such other businesses as may be agreed by the Investor and Jones. Prior to closing, Investor and Jones will review the businesses described in clause (iv) of the definition of "Business" and discuss whether any such businesses should be added to this referral obligation.

BUSINESS "Business" means the following lines of business in the United States of America:

                                          (i)   cable television businesses,

                                         (ii)   wireline local exchange
                                  communications businesses in geographic
                                  markets where the Company owns or operates a cable television business, and

                                        (iii)   transport of broadband
                                  inter-active multi-media businesses in
                                  geographic markets where the Company owns or operates a cable television or wireline local exchange communications business, and

                                         (iv)   any other existing businesses
                                  conducted by the Company and its immediate
                                  Parent.

                                  The parties agree that Business does not include (i) the provision of PCS/PCN services, but includes the lease of distribution systems to PCS/PCN service providers and (ii) the provision of content (other than existing businesses described in paragraph (iv) above).

                                  If a party votes against an investment by the Company in any of the foregoing business opportunities, such party will not independently invest in such business opportunity.

SECONDMENT OF                     Investor will have rights to second an agreed
PERSONNEL BY                      number of qualified personnel at appropriate
INVESTOR                          levels of responsibility into the various
                                  business disciplines of the Company. Company to have reasonable consent rights over the identity of such secondees. The parties agree that one of such secondees to the Company will interface with FinCo to identify and pursue investment opportunities for the Company.

EMPLOYMENT OF                     Company will enter into employment agreement
CHAIRMAN/CEO                      with Chairman/CEO, pursuant to which he will
                                  receive annual compensation commensurate with his aggregate current compensation from the Company and its immediate Parent. The agreement will expire at the earlier of (i) the end of the eighth year after closing or
                                  (ii) the closing of the exercise of the
                                  option granted by Jones to Investor on the Common Stock of the Company. Investor agrees that Chairman/CEO will spend part of his time performing similar duties on behalf of affiliated companies.

PROGRAMMING                       Programming services of affiliates of BCETI
SERVICES PROVIDED                 and Jones will be carried on the Company's
BY AFFILIATES OF                  cable television systems on the following
BCETI AND JONES                   basis:

                                        (i)     Programming services provided
                                  by affiliates of Jones will be given access to six channels. Jones will have priority over Investor with respect to these channels.

                                        (ii)    Investor will have the right to
                                  two channels for programming services
                                  provided by its affiliates.

                                        (iii)   Investor will have no rights
                                  under clause (ii) to designate a programming service that has substantially similar content to the services provided by Jones in clause (i).

CABLE BROKERAGE                   Investor and Jones will collaborate and
SERVICES                          consult on potential acquisitions and
                                  dispositions by the Company. The Company will
                                  pay fees to financial services affiliates of
                                  Jones (collectively, "FinCo") for cable
                                  brokerage services to the Company in
                                  connection with future acquisitions and/or
                                  sales that are identified or pursued on
                                  behalf of the Company by FinCo and for which
                                  it provides to the Company customary
                                  brokerage, finders and investment banking
                                  services. The fees paid in connection with
                                  such transactions will be approximately
                                  90%
                                  of the fees that would be charged by
                                  unaffiliated third parties, subject to
                                  approval by the independent directors. No fees will be payable to FinCo in respect of any transactions involving the Company's managed limited partnerships.

                                  FinCo will pay to Investor 50% of any fees received by it under this arrangement, net of reasonable and customary expenses incurred by FinCo.

TRANSACTIONS WITH                 Investor to acknowledge that certain services
AFFILIATES                        have historically been provided by the
OF JONES                          Company to affiliates of Jones, and by such
                                  affiliates to the Company. Services provided by the Company principally include certain management, operational, aviation and financial and investor services in the U.S., U.K. and Spain. Services provided to the Company principally include the lease of certain real estate, the lease of satellite transponder capacity, management information services and certain financial services. Such services (which are described in the draft proxy statements delivered to Investor) will continue to be provided for a period of eight years following closing, on terms and conditions consistent with those as are currently in effect.

                                  Transactions with affiliates of Jones other than those described in the immediately preceding paragraph would be subject to approval by the Board, excluding directors nominated by Jones other than the unaffiliated directors.

TECHNICAL SERVICES                The Company and Investor will negotiate a
TO BE PROVIDED BY                 technical services agreement pursuant to
INVESTOR                          which Investor will receive an annual fee of
                                  $2,000,000 for such services.

SUPPLIER                          The Company will give Investor and its
ARRANGEMENTS                      affiliates the first opportunity to supply
                                  services, compatible network equipment and systems to the Company on competitive terms and conditions which will, at the Company's discretion, be made pursuant to competitive bidding or other processes. Nothing herein will adversely affect the Company's ability to obtain services, equipment and systems on open and competitive terms.

TRANSACTIONS                      Transactions with affiliates of Investor
WITH AFFILIATES                   would be subject to approval by the Board,
OF INVESTOR                       excluding directors nominated by Investor.

FINANCIAL                         Upon closing of the initial investment,
ADVISORY                          Company will pay (i) a financial advisory fee
FEE                               of $2,000,000 to its financial services
                                  affiliate and (ii) $600,000 to Investor to cover its expenses. Investor and Company will each be responsible for other brokerage, financial services or similar fees and expenses which each may incur in connection with the transaction.

INVESTMENT                        Investor may assign its rights to a
ENTITY                            controlled affiliated entity (which entity
                                  must continue to be controlled by Investor), but no such assignment will relieve Investor of its obligations hereunder. The investing entity used by Investor will not, directly or indirectly, issue debt or equity interests to, nor invest in or lend money to, entities primarily engaged in the cable television, telecommunications or educational programming businesses. Investor will notify Jones if it issues equity interests to unaffiliated third parties.

TERMINATION                       The rights of Investor will terminate as
OF INVESTOR'S                     described in Schedule I.
RIGHTS

TERMINATION OF                    If Investor purchases the Optioned Securities
RELATIONSHIPS                     (as defined in the other term sheet), the
WITH JONES                        rights and obligations described above of
                                  Jones and its affiliates will terminate, provided that the contracts relating to programming services provided by affiliates of Jones will survive for fifteen years after the closing of the initial investment by Investor in the Company. After the closing of the purchase of the Optioned Securities, the rates and other terms and conditions for any such programming services will be no less favorable to Jones than those in effect immediately prior to such closing and will be subject to adjustments thereafter that are similar to adjustments obtained by Jones from other cable operators with comparable distribution, if any.

                                                                      Schedule I


Termination of Investor's Rights:


             Ownership Percentage          Time         Existence of       Board
Paragraph    or Number of Shares          Period           Option          Seats         Consent Rights
- ---------    --------------------         ------        ------------       -----         --------------
   1         Ownership of at least
             10,000,000 shares             5 years       Yes or no           3                 All

   2         Ownership of at least
             10,000,000 shares            Years 6-8         Yes              3                 All

   3         Ownership of at least
             10,000,000 shares            Years 6-?         No             Depends on % ownership below

If Investor owns less than 10,000,000 shares, or Paragraph 3 applies, the following matrix will govern:

              Ownership Percentage           Time         Existence of         Board
Paragraph     or Number of Shares           Period           Option            Seats          Consent Rights
- ---------     --------------------          ------        ------------         -----          --------------
   A          Ownership of at least
              20% of total O/S shares       All times      Yes or No             3                 All

   B          Ownership of less than
              20% but at least 15%
              of total O/S shares           All times         Yes                3                 All

   C          Ownership of less than
              20% but at least 15%
              of total O/S shares           All times         No                 2              (ii), (vii)

   D          Ownership of less than
              15%, but at least 10%,
              of total O/S shares           All times         Yes                1            (ii), (vii), (viii)

   E          Ownership of less than
              15%, but at least 10%,
              of total O/S shares           All times         No                 1                 (vii)

   F          Ownership of less than
              10% of total O/S shares       All times         Yes                1            (ii), (vii), (viii)

   G          Ownership of less than
              10% of total O/S shares       All times         No                 0                 None

                                  TERM SHEET                    DECEMBER 1, 1993
                                     FOR                              FINAL
                                INVESTMENTS IN
                            JONES LIGHTWAVE, LTD.


INVESTMENT              At Closing, BCETI (the "Investor") will purchase a
                        number of shares of Class A Common Stock of Jones
                        Lightwave, Ltd. (the "Company") equal to 50% of the outstanding common shares of the Company.

                        The purchase price for the shares will be $5,000,000.

PRE-EMPTIVE RIGHTS      Investor will have the right to maintain its then
                        percentage equity interest in the case of all issuances by the Company of equity securities (other than routine grants of stock options and related issuances).

TAG ALONG RIGHTS        Investor will receive prior notice of any sales by
                        Glenn R. Jones or Jones International, Ltd.
                        ("Blackhawk") of equity securities in the Company.
                        Investor will have the right to participate, on a pro rata basis, in any such sales and will receive the same price per share paid to Blackhawk.

RIGHT OF FIRST OFFER    If Investor or Blackhawk elects in its discretion, to
                        sell or dispose of its equity interest in the Company to an unaffiliated third party, the other party will have a right of first offer on the selling party's equity interest.

BOARD REPRESENTATION    Blackhawk shall have the right to name the Chairman of
                        the Board (who shall also be a Board member). Remaining
                        Board members shall be nominated 50% by Blackhawk and 50% by Investor.

DISPUTE RESOLUTION      If the parties are unable, after a reasonable period of
                        consultation and discussion, to reach agreement on a material business issue confronting the Company, Investor agrees that it will offer to sell to Blackhawk its equity interests in the Company at fair market value pursuant to an agreed procedure.

CONSENT RIGHTS          Investor to have the right of consent to the following
                        actions by the Company (so long as the investor owns at least 50% of equity securities of the Company or so long as investor's interests are at least equal to Blackhawk's interests):

                        (i) The authorization or issuance of equity securities (including stock splits and stock dividends, but other than routine grants of stock options and related issuances),

                        (ii) any amendment to the Articles of Incorporation or By-Laws of the Company,

                        (iii) the placement of material new long-term indebtedness exceeding in any single case $1,000,000 and $2,500,000 in the aggregate, but excluding bank credit arrangements entered into from time to time to finance general corporate purposes having a principal amount not exceeding $2,500,000,

                        (iv)    any material acquisitions or sales,

                        (v)     the annual business plan of the Company,

                        (vi) the entry by the Company into a new line of business,

                        (vii) the taking of any action that would reasonably be expected to, as a result of a law of regulation, require Investor to divest any of its equity interest in the Company, or

                        (viii) The sale of substantially all of the assets of the Company, a liquidation, a merger where the Company is not the surviving corporation and such other fundamental changes as agreed by the parties.

CONSULTATION ON         The Company will regularly advise and consult with
BUSINESS STRATEGIES     Investor in respect of its strategic, operating and
                        financial plans: equity, debt, joint venture and other financing strategies; buisness plans for operations, marketing and technology deployment; and personnel, compensation and related decisions.

                        Investor acknowledges that Company currently utilizes and would anticipate continuing to utilize limited partnerships for the raising of capital for subsidiaries and affiliates of Company.

SECONDMENT OF           Investor will have rights to second an agreed number of
PERSONNEL BY INVESTOR   personnel at appropriate levels of responsibility.
                        Company will have reasonable consent rights over the identity of secondees.

TRANSACTIONS WITH       Transactions with affiliates of Blackhawk would be
AFFILIATES OF           subject to approval by the Board, excluding directors
BLACKHAWK               nominated by Blackhawk.

TRANSACTIONS WITH       Transactions with affiliates of Investor would be
AFFILIATES OF INVESTOR  subject to approval by the Board, excluding directors nominated by Investor.

LOAN BY INVESTOR        Investor shall lend U.S.$5,000,000 to Company at
                        Closing on terms and conditions reasonably acceptable to Investor.

                                  TERM SHEET                    December 1, 1993
                                     FOR                               FINAL
                                INVESTMENT IN
                        JONES EDUCATION NETWORKS, INC.


INVESTMENT              At Closing, BCETI (the "Investor") will purchase a
                        number of shares of Class A Common Stock of Jones
                        Education Networks, Inc. (the "Company") equal to 15% of the outstanding shares of the Company.

                        The purchase price of the shares will be $18,000,000. If during the twelve month period following Closing the Company issues new equity securities solely for cash at a price per share less than the price paid by Investor, then the Company will pay to Investor an amount in cash equal to the difference (which amount, in Company's discretion, may be paid in equity securities of the Company at the most recent valuation). If during the twelve month period following Closing the Company issues new equity securities for consideration, in whole or in part, other than cash at a price share less than 90% of the price by Investor, then the company will pay to Investor an amount in cash equal to the difference between 90% of the price paid by Investor and the value of the consideration paid by the other party (which amount, in the Company's discretion, may be paid in equity securities of the Company at the most recent valuation). The valuation of any non-cash consideration will be determined under normal and appropriate industry standards, such valuation to be approved by the Company's Board of Directors.

PRE-EMPTIVE RIGHTS      Investor will have the right to maintain its then
                        percentage equity interest in the case of all issuances by the Company of equity securities (other than routine grants of stock options and related issuances and other than through an initial public offering).

                        Investor will receive registration rights subsequent to an initial public offering.

HYPOTHECATION           Investor recognizes that Glenn R. Jones and Jones
                        International, ("Blackhawk") reserve the right to pledge or hypothecate its ownership interests in Company for financing purposes.

BOARD                   Investor will be entitled to nominate one member
REPRESENTATION          to the Board.

                        Investor will have one representative on all committees of the Board of Directors.

DIVESTITURE             In the event that Investor wishes to divest ownership
                        in Company for any reason, Investor will offer its interests in Company to Blackhawk at a specified price. Blackhawk will have three months to accept, reject or renegotiate the purchase of Investor's interests. If Blackhawk accepts the offer it will have an additional six months to close on the purchase of the interests. If Blackhawk rejects the offer, or if Blackhawk is unable to close on the purchase, Investor may, after reasonable consultation with Blackhawk, sell its interests at a price no less than 95% of the offered price referred to above for a period of nine months subsequent to such rejection or failure to close.

MOST FAVORED            For a period of five years subsequent to closing, any
NATIONS CLAUSE          Board of Director consent rights granted to a
                        subsequent 15% or less investor in Company shall also be awarded to Investor.

NOTICE OF AFFILIATE     Company will give Investor notice of any material
TRANSACTIONS            affiliated transactions.

AUDITED FINANCIAL       Commencing with the fiscal year ended May 31, 1994,
STATEMENTS              Company will deliver audited financial statements
                        to Investor.

CONSULTATION ON         The Company will regularly advise and consult with
BUSINESS STRATEGIES     Investor in respect of its strategic operating and
                         financial plans; equity, debt, joint venture and other
                        financing strategies; business plans for operations, marketing and technology deployment; and personnel, compensation and related decisions. Each year, management of the Company will present to the Board of Directors for approval a business plan including the elements described above.

TAG ALONG RIGHTS        In the event that, through a single sale or a series of
                        sales, Blackhawk has divested or will divest more than 50% of its ownership of Company or has divested or will divest control of the Company, Investor shall have the right to (i) participate on a pro rata basis in such sales by Blackhawk, or (ii) sell all of its interests, all upon the same terms and conditions as Blackhawk. In the event that Blackhawk sells all of its interests, it may require that Investor sell all of its interests concurrently.

                        Tag along rights will expire upon the event of a public offering.